SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June 2014

CGG

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Delivers Fast Trax Results from Deux,

its second StagSeis survey in Gulf of Mexico

Paris, France – 18 June, 2014

CGG announced today the release of the Fast TraxTM processed data from its Deux multi-client survey covering 357 blocks in the Gulf of Mexico. The Fast Trax seismic images have been delivered on schedule less than seven months after completion of the survey.

Deux is the second of a three-survey multi-client program that CGG is conducting in the Garden Banks, Green Canyon, Keathley Canyon and Walker Ridge areas of the Gulf of Mexico using StagSeisTM, its next-generation subsalt imaging solution. CGG is currently acquiring Trois, its third StagSeis survey. The location includes several key prospects and multiple discoveries and covers 293 blocks adjacent to IBALT and Deux.

Fast TraxTM data is already available from IBALT, the first of the StagSeis surveys in the program covering 221 blocks, and the fully processed data set for IBALT Area A (110 blocks) will be available in August 2014.

StagSeis combines recent advances in marine acquisition and subsurface imaging, to deliver full-azimuth, ultra-long-offset broadband seismic. This innovative solution produces stunning images of the subsurface and provides illumination where wide-azimuth acquisition fails to image targets below complex overburdens.

Jean-Georges Malcor, CEO, CGG, said: “We are very pleased with the Fast Trax results from our Deux survey which already provide superior images for exploration and production in the Gulf of Mexico. The successful delivery of Deux products on time further strengthens our confidence in StagSeis, as a proven next-generation solution that meets our clients’ need for the very best seismic images to help reduce E&P risk in a realistic timeframe. By the end of our three-survey StagSeis program, the equivalent of over 871 U.S. Outer Continental Shelf Blocks, or more than 20,000 square kilometers, of next-generation seismic images covering the ultra-deep waters of the Gulf of Mexico will be available to the industry ahead of the 2016-2018 licensing rounds.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communication Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 18th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP